EXHIBIT 99(a)(5)(b)

  FURSA ADVISES METROMEDIA SHAREHOLDERS NOT TO TENDER TO CAUCUSCOM OFFER AND TO
                     WITHDRAW ANY PREVIOUSLY TENDERED SHARES

LYNBROOK, N.Y., August 10, 2007 - Fursa Alternative Strategies today sent the following open letter to Metromedia stockholders:

     August 10, 2007

     Dear Metromedia Stockholder:

     As you may be aware, Metromedia International Group, Inc. ("Metromedia") has agreed to enter into discussions with Fursa Alternative Strategies ("Fursa") regarding our proposal to acquire Metromedia for $2.05 per common share because Metromedia's Board of Directors determined that our proposal is reasonably likely to lead to a superior offer.

     Fursa is well under way in its due diligence process, and is highly confident in its ability to obtain the necessary financing for a transaction. Therefore, we advise Metromedia shareholders not to prematurely tender their shares to the $1.80 per share cash offer from CaucusCom Ventures L.P. and CaucusCom Mergerco Corp until Fursa and Metromedia complete their discussions regarding Fursa's proposed tender offer, and until shareholders have had the opportunity to review all information regarding Fursa's superior $2.05 per share cash proposal.

     Please note that if CaucusCom receives fewer shares than required to satisfy the Minimum Condition (as defined in the merger agreement), they are required to extend their tender offer under the terms of the merger agreement, and cannot terminate the merger agreement. As such, we also recommend that those who have tendered withdraw their shares until Fursa can complete the due diligence and finalize its offer.

     We hope to finalize our offer soon, and appreciate your support in this matter.

     Sincerely,

     / s / William F. Harley
     ----------------------------
     William F. Harley, President
     Fursa Alternative Strategies

The tender offer described herein has not yet commenced, and this press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Metromedia. At the time the tender offer is commenced, Fursa will file a tender offer statement with the U.S. Securities and Exchange Commission. Metromedia's shareholders are strongly advised to read the relevant tender offer documents (including an Offer to Purchase, a Letter of Transmittal, the Solicitation/Recommendation Statement of Metromedia's and other documents) that will be filed with the SEC, because they will contain important information that Metromedia's shareholders should consider before tendering their shares. These documents will be available free of charge on the SEC's web site, www.sec.gov.

ABOUT FURSA ALTERNATIVE STRATEGIES

Founded in 1999, Fursa Alternative Strategies is a hedge fund management firm based in Lynbrook, New York.

CONTACT:
Joele Frank, Wilkinson Brimmer Katcher
Joele Frank / Jeremy Jacobs, 212-355-4449